Michael E. Tenta

T: +1 650 843 5636

mtenta@cooley.com

January 23, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Ruckus Wireless, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014

File No. 001-35734

Ladies and Gentlemen:

On behalf of Ruckus Wireless, Inc. (“Ruckus” or the “Company”), the following information is in response to a letter, dated January 7, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed March 3, 2014. For the Staff’s convenience, we have incorporated your comment into this response letter.

Business

General

1.	We note your response to prior comment 2, and are aware that the customers referenced in our comment are not end-users. From your disclosure, we understand that you have direct customers who are distributors as well as end-users and our initial comment focused upon your relationship with the two most significant direct customers. Please note, however, that Item 101(c)(1)(viii) [sic] of Regulation S-K refers to customers from whom revenue is generated and does not distinguish between types of customers. Additionally, your response indicates that the names of these customers are not required to be disclosed as their loss would not have a material adverse impact on your financial results and that alternative means exist to deliver your products to end-customers. In light of the fact that revenues attributable to each of these customers exceeds 10% of your total revenues, please provide us with substantiating support for your view that loss of these customers would not have a material adverse effect on your business. To the extent that you believe that this conclusion is tied to your ability to rely on alternative distributors and alternative channels, please provide a more detailed discussion in your next response. Alternatively, name these customers and discuss the material terms of the corresponding agreements in future filings.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

United States Securities and Exchange Commission

January 23, 2015

Page Two

As described in the letter to the Staff dated December 15, 2014, the Company believes that for purposes of Item 601(b)(10) of Regulation S-K, its agreements with distributors were entered into in the ordinary course of business and that it is not substantially dependent on any one distributor. The Company also believes that, for purposes of Item 101(c)(1)(vii) of Regulation S-K, the loss of any of the Company’s current distributors would not have a material adverse effect on the Company or its subsidiaries, taken as a whole.

The Company’s distributors stock the Company’s products for sale to resellers that have been authorized to sell the Company’s products to end-customers. The demand for a particular product is not determined by the distributor; rather demand is determined by the reseller or the end-customer which purchases the Company’s products from a specific reseller. Should any distributor terminate its relationship with the Company, or otherwise experience disruption, voluntary or involuntary, in its ability to sell the Company’s products to resellers, the resellers could purchase the Company’s products from one of the other distributors that service the respective markets where the Company’s products are sold.

Although the Company believes it may experience some short-term disruption in the distribution of its products if the relationship with a particular distributor were terminated, the Company believes such terminations would not have a material adverse effect on its business or financial results and that alternative distributors are readily available to act as intermediaries in the delivery of the Company’s products to end-users. The Company has also mitigated the potential disruption by having more than one distributor relationship with major distributors in the North America market.

The Company has over 100 distributor customers globally. With respect to the two distributor customers that each accounted for more than 10% of the Company’s revenue as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed March 3, 2014, as well as the three distributor customers so reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed November 4, 2014, each of those distributor customers distributes the Company’s products to resellers and end-customers in the North America market.

None of the Company’s existing distribution agreements, including with the North American distribution customers noted above, contain exclusivity provisions as to any geographic region or entity. Should any one of those North American distributors stop selling the Company’s products, purchases from resellers and end-customers could be directed to one of the other two distributors. Additionally, the Company has other distributors that are already under contract with the Company in the same geographic region and immediately available to sell to the Company’s resellers, such that the Company does not believe any material disruption in supply to its resellers would occur. Furthermore, the Company has identified more than a half dozen other equally situated distributors servicing the North America market with which the Company believes it could contract to provide additional, or substitute, warehousing and distribution of the Company’s products to resellers and end-customers should it become necessary or advisable.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

United States Securities and Exchange Commission

January 23, 2015

Page Three

The Company respectfully concludes that its agreements with distributors were, within the meaning of Item 101(c)(1)(vii) of Regulation S-K, made in the ordinary course of business, and the Company is not substantially dependent on any one agreement with a particular distributor for purposes of Item 601(b)(10) of Regulation S-K. Therefore, the Company respectfully submits that (a) additional disclosure regarding the identity of its distributors or the terms of its agreements with those distributors is neither material to investors nor required to be included in the Company’s periodic reports, and (b) the Company’s agreements with its distributors are not “material contracts” under Item 601 of Regulation S-K and are not required to be filed as exhibits to the Company’s periodic reports.

In future periodic reports, to the extent that its relationship with a specific distributor requires disclosure pursuant to Item 101(c)(vii) of Regulation S-K, the Company undertakes to provide enhanced disclosure regarding the identity of and relationship with such distributor, and to the extent the Company’s agreement with any such distributor constitutes a “material contract” under Item 601 of Regulation S-K, the Company undertakes to file such contract as an exhibit to its periodic reports.

The Company will provide the following disclosure in its future filings, except to the extent revisions are necessary to reflect developments in the Company’s business:

Each of the Company’s greater than 10% customers are third-party distributors. The Company’s agreements with these distributors were made in the ordinary course of business and may be terminated with or without cause by either party with advance notice. Although the Company may experience a short-term disruption in the distribution of its products and a short-term decline in revenue if its agreement with any of these distributions was terminated, the Company believes that such termination would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, because the Company has engaged or believes that it would be able to engage alternative distributors, resellers and other distribution channels to deliver its products to end-customers within a quarter following the termination of any agreement with a distributor.

*        *        *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

United States Securities and Exchange Commission

January 23, 2015

Page Four

Please contact me at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Seamus Hennessy, Ruckus Wireless, Inc.

Scott Maples, Ruckus Wireless, Inc.

Eric Jensen, Cooley LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM